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EXHIBIT 12.1

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for the Company for the eight month period ended December 31, 2001 computed by dividing net fixed charges (interest expense on all debt plus the interest element of operating leases) into earnings (income before income taxes and fixed charges) on a historical and pro forma basis, giving effect to the issuance of debt offered herein.

	Historical	Pro Forma
	(Amounts in EURO millions)
Net loss	(69.5)	(66.0)
Discontinuing operations	—	—
Minority interest	4.9	4.0
Losses on equity investees	15.2	15.2
Income tax benefit	(26.2)	(26.6)
Interest charges, including amortization of debt issuance cost	120.8	120.8
Interest portion of rental expense	7.2	7.2

Earnings (losses) available to cover fixed charges	52.4	54.6

Fixed charges
Interest charges, including amortization of debt issuance cost	120.8	120.8
Interest portion of rental expense	7.2	7.2

Total fixed charges	128.0	128.0

Deficiency in earnings to cover fixed charges	(75.6)	(73.4)

Ratio of earnings to fixed charges	0.409	0.427

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COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES